Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2020 Financial Results

NANJING, China, March 16, 2021 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

"In 2020, Tuniu’s unwavering focus helped us to achieve significant breakthroughs in our business. Under the pressure of COVID-19 related challenges, we continued to provide high-quality services that put the safety and interests of our customers first. In order to ensure the rapid recovery of our domestic travel business, we have adjusted our business focus, accelerated product upgrades, and explored new marketing and distribution channels. In the new year we will maintain our focus on developing better products, services, and technologies to offer integrated one-stop services for customers" said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "In 2020, we further strengthened our cost control measures and since the fourth quarter we continued to optimize our internal management system, which will help build a solid foundation for the company's business development in 2021."

Fourth Quarter 2020 Results

Net revenues were RMB118.7 million (US$18.2 million1) in the fourth quarter of 2020, representing a year-over-year decrease of 73.7% from the corresponding period in 2019. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB83.1 million (US$12.7 million) in the fourth quarter of 2020, representing a year-over-year decrease of 75.9% from the corresponding period in 2019. The decrease was primarily due to the decline in travel to international destinations impacted by the outbreak and spread of COVID-19.

•	Other revenues were RMB35.6 million (US$5.5 million) in the fourth quarter of 2020, representing a year-over-year decrease of 66.7% from the corresponding period in 2019. The decrease was primarily due to the decline in service fees received from insurance companies and revenues generated from financial services.

Cost of revenues was RMB70.8 million (US$10.9 million) in the fourth quarter of 2020, representing a year-over-year decrease of 69.8% from the corresponding period in 2019. As a percentage of net revenues, cost of revenues was 59.7% in the fourth quarter of 2020, compared to 52.0% in the corresponding period in 2019.

Gross margin was 40.3% in the fourth quarter of 2020, compared to a gross margin of 48.0% in the fourth quarter of 2019.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.5250 on December 31, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB960.1 million (US$147.1 million) in the fourth quarter of 2020, representing a year-over-year increase of 47.5% from the corresponding period in 2019. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB35.8 million (US$5.5 million) in the fourth quarter of 2020. Non-GAAP2 operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB924.3 million (US$141.6 million) in the fourth quarter of 2020, representing a year-over-year increase of 60.4%.

•	Research and product development expenses were RMB12.8 million (US$2.0 million) in the fourth quarter of 2020, representing a year-over-year decrease of 83.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.9 million (US$0.3 million), were RMB11.0 million (US$1.7 million) in the fourth quarter of 2020, representing a year-over-year decrease of 85.8% from the corresponding period in 2019. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB113.2 million (US$17.3 million) in the fourth quarter of 2020, representing a year-over-year decrease of 52.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB24.6 million (US$3.8 million), were RMB88.5 million (US$13.6 million) in the fourth quarter of 2020, representing a year-over-year decrease of 48.8% from the corresponding period in 2019. The decrease was primarily due to the decrease in sales and marketing personnel related expenses.

•	General and administrative expenses were RMB844.8 million (US$129.5 million) in the fourth quarter of 2020, representing a year-over-year increase of 147.4%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB9.3 million (US$1.4 million), were RMB835.5 million (US$128.0 million) in the fourth quarter of 2020, representing a year-over-year increase of 149.2% from the corresponding period in 2019. The increase was primarily due to the provision provided for receivables with the amount of RMB0.8 billion recorded due to the COVID-19.

Loss from operations was RMB912.2 million (US$139.8 million) in the fourth quarter of 2020, compared to a loss from operations of RMB434.2 million in the fourth quarter of 2019. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB875.8 million (US$134.2 million) in the fourth quarter of 2020.

2 The section below entitled "About Non GAAP Financial Measures" provides information about the use of Non GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non GAAP Results" set forth at the end of this press release reconciles Non GAAP financial information with the Company's financial results under GAAP.

Net loss was RMB921.8 million (US$141.3 million) in the fourth quarter of 2020, compared to a net loss of RMB401.4 million in the fourth quarter of 2019. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB885.4 million (US$135.7 million) in the fourth quarter of 2020.

Net loss attributable to ordinary shareholders was RMB901.9 million (US$138.2 million) in the fourth quarter of 2020, compared to a net loss attributable to ordinary shareholders of RMB367.1 million in the fourth quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB865.6 million (US$132.7 million) in the fourth quarter of 2020.

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.6 billion (US$247.9 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Fiscal Year 2020 Results

Net revenues were RMB450.3 million (US$69.0 million) in 2020, representing a year-over-year decrease of 80.3% from 2019. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB302.4 million (US$46.3 million) in 2020, representing a year-over-year decrease of 84.0% from 2019. The decrease was primarily due to the suspension of sale of packaged tours impacted by the outbreak and spread of COVID-19[3].

•	Other revenues were RMB147.9 million (US$22.7 million) in 2020, representing a year-over-year decrease of 62.5% from 2019. The decrease was primarily due to the decline in commissions received from other travel-related products and service fees received from insurance companies impacted by the outbreak and spread of COVID-19, as well as revenues generated from financial services.

3 On January 24, 2020, the Ministry of Culture and Tourism of the People's Republic of China issued a notice requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings. On July 14, 2020, the Ministry of Culture and Tourism of the People's Republic of China issued another notice allowing travel agencies, including online travel agencies to resume the operation of organized tours and the provision of a combination of flight and hotel bookings within China, but outbound travel remains suspended.

Cost of revenues was RMB237.1 million (US$36.3 million) in 2020, representing a year-over-year decrease of 80.2% from 2019. As a percentage of net revenues, cost of revenues was 52.7% in 2020 compared to 52.6% in 2019.

Gross margin was 47.3% in 2020, compared to a gross margin of 47.4% in 2019.

Operating expenses were RMB1.6 billion (US$238.2 million) in 2020, representing a year-over-year decrease of 20.4% from 2019. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB102.2 million (US$15.7 million) in 2020. Non-GAAP operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB1.5 billion (US$222.5 million) in 2020, representing a year-over-year decrease of 15.5%.

•	Research and product development expenses were RMB100.5 million (US$15.4 million) in 2020, representing a year-over-year decrease of 66.9%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB7.6 million (US$1.2 million), were RMB92.9 million (US$14.2 million) in 2020, representing a year-over-year decrease of 67.9% from 2019. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB372.0 million (US$57.0 million) in 2020, representing a year-over-year decrease of 59.7%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB77.8 million (US$11.9 million), were RMB294.2 million (US$45.1 million) in 2020, representing a year-over-year decrease of 60.8% from 2019. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and promotion expenses.

•	General and administrative expenses were RMB1.1 billion (US$170.0 million) in 2020, representing a year-over-year increase of 48.0%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB16.8 million (US$2.6 million), were RMB1.1 billion (US$167.4 million) in 2020, representing a year-over-year increase of 55.1% from 2019. The increase was primarily due to the provision provided for receivables with the amount of RMB0.8 billion recorded due to the COVID-19.

Loss from operations was RMB1.3 billion (US$205.5 million) in 2020, compared to a loss from operations of RMB870.8 million in 2019. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB1.2 billion (US$189.7 million) in 2020.

Net loss was RMB1.3 billion (US$205.9 million) in 2020, compared to a net loss of RMB729.4 million in 2019. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB1.2 billion (US$190.1 million) in 2020.

Net loss attributable to ordinary shareholders was RMB1.3 billion (US$200.5 million) in 2020, compared to a net loss attributable to ordinary shareholders of RMB699.2 million in 2019. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB1.2 billion (US$184.6 million) in 2020.

Business Outlook

Tuniu’s business has been significantly and negatively impacted by the outbreak and spread of COVID-19 since January 2020. As a result of the continued influence by COVID-19, for the first quarter of 2021, the Company expects to generate RMB60.9 million to RMB69.6 million of net revenues, which represents 60% to 65% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Appointment of New Director

Tuniu also announced that Mr. Haijin Cheng has been appointed as an independent director to the Company’s board of directors effective on March 17, 2021, replacing Ms. Cindy Chen who has resigned from the board effective on the same date. Mr. Haijin Cheng will also replace Ms. Cindy Chen as a member of the Company's audit committee.

Mr. Haijin Cheng has extensive experience in internal auditing, financial management and strategic M&A with companies in a range of industries and countries. Mr. Cheng is the founder and president of Shanghai Huan Pu Management Consulting Co., which provides management advisory services to domestic and foreign companies. Prior to founding Huan Pu, Mr. Cheng served as the leader of the business development department in General Electric (China) Ltd, director of the business development department in Honeywell (China) Ltd., senior officer of the audit department in Bank of China (Hong Kong) and corporate accountant in C. P. Group of Thailand. Mr. Cheng currently serves as an independent director of Centre Testing International Group Co., Ltd. (300012.SZ), an A-share company listed on the Shenzhen Stock Exchange. Mr. Cheng is a Certified Public Accountant USA and received an MBA degree from Cornell University.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 16, 2021, (8:00 pm, Beijing/Hong Kong Time, on March 16, 2021) to discuss the fourth quarter and fiscal year 2020 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Mainland China:	4001-201203

International:	+1-412-902-4272

Conference ID:	Tuniu 4Q 2020 Earnings Call

A telephone replay will be available one hour after the end of the conference through March 23, 2021. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10152996

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	295,463	213,538	32,726
Restricted cash	327,052	50,566	7,750
Short-term investments	1,305,386	1,353,670	207,459
Accounts receivable, net	529,983	264,134	40,480
Amounts due from related parties	65,108	23,913	3,665
Prepayments and other current assets	1,300,284	378,704	58,038
Total current assets	3,823,276	2,284,525	350,118

Non-current assets
Long-term investments	1,305,612	266,866	40,899
Property and equipment, net	223,340	111,697	17,118
Intangible assets, net	166,267	71,362	10,937
Land use right, net	98,774	96,713	14,822
Operating lease right-of-use assets, net	105,839	42,293	6,482
Goodwill	232,007	232,007	35,557
Other non-current assets	83,923	91,180	13,974
Long-term amounts due from related parties	557,582	-	-
Total non-current assets	2,773,344	912,118	139,789
Total assets	6,596,620	3,196,643	489,907

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	203,845	60,679	9,299
Accounts and notes payable	1,311,963	705,838	108,174
Amounts due to related parties	29,755	21,034	3,224
Salary and welfare payable	112,511	47,487	7,278
Taxes payable	12,207	6,004	920
Advances from customers	1,113,879	208,762	31,994
Operating lease liabilities, current	57,490	18,264	2,799
Accrued expenses and other current liabilities	907,119	676,501	103,678
Total current liabilities	3,748,769	1,744,569	267,366

Non-current liabilities
Operating lease liabilities, non-current	54,718	34,367	5,267
Deferred tax liabilities	23,658	14,861	2,278
Long-term borrowings	9,689	22,577	3,460
Other non-current liabilities	10,947	3,054	468
Total non-current liabilities	99,012	74,859	11,473
Total liabilities	3,847,781	1,819,428	278,839

Redeemable noncontrolling interests	37,200	27,200	4,169

Equity
Ordinary shares	249	249	38
Less: Treasury stock	(310,942)	(302,916)	(46,424)
Additional paid-in capital	9,113,512	9,125,689	1,398,573
Accumulated other comprehensive income	293,784	275,012	42,147
Accumulated deficit*	(6,385,974)	(7,713,355)	(1,182,123)
Total Tuniu Corporation shareholders’ equity	2,710,629	1,384,679	212,211
Noncontrolling interests	1,010	(34,664)	(5,312)
Total equity	2,711,639	1,350,015	206,899
Total liabilities, redeemable noncontrolling interests and equity	6,596,620	3,196,643	489,907

*On 1 January 2020, the Company adopted ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, and recognized a cumulative-effect adjustment to the opening retained earnings at the adoption date.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$
Revenues
Packaged tours	344,325	86,413	83,143	12,742
Others	106,958	37,132	35,566	5,451
Net revenues	451,283	123,545	118,709	18,193
Cost of revenues	(234,623)	(58,472)	(70,841)	(10,857)
Gross profit	216,660	65,073	47,868	7,336

Operating expenses
Research and product development	(79,038)	(16,008)	(12,833)	(1,967)
Sales and marketing	(239,898)	(49,869)	(113,162)	(17,343)
General and administrative	(341,487)	(69,769)	(844,759)	(129,465)
Other operating income	9,545	7,803	10,698	1,640
Total operating expenses	(650,878)	(127,843)	(960,056)	(147,135)
Loss from operations	(434,218)	(62,770)	(912,188)	(139,799)
Other income/(expenses)
Interest and investment income/(loss)	38,766	(7,389)	(17,998)	(2,758)
Interest expense	(11,372)	(6,483)	(5,657)	(867)
Foreign exchange gains, net	3,272	12,779	11,002	1,686
Other income/(loss), net	2,808	1,056	(914)	(140)
Loss before income tax expense	(400,744)	(62,807)	(925,755)	(141,878)
Income tax (expense)/benefit	(2,910)	1,037	3,853	590
Equity in income/(loss) of affiliates	2,223	(286)	124	19
Net loss	(401,431)	(62,056)	(921,778)	(141,269)
Net loss attributable to noncontrolling interests	(35,957)	(5,152)	(19,820)	(3,038)
Net income/(loss) attributable to redeemable noncontrolling interests	123	-	(61)	(9)
Net loss attributable to Tuniu Corporation	(365,597)	(56,904)	(901,897)	(138,222)
Accretion on redeemable noncontrolling interests	(1,540)	-	-	-
Net loss attributable to ordinary shareholders	(367,137)	(56,904)	(901,897)	(138,222)

Net loss	(401,431)	(62,056)	(921,778)	(141,269)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(4,939)	(11,993)	(14,599)	(2,237)
Comprehensive loss	(406,370)	(74,049)	(936,377)	(143,506)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.99)	(0.15)	(2.43)	(0.37)
Net loss per ADS - basic and diluted*	(2.97)	(0.45)	(7.29)	(1.11)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,797,249	370,298,762	370,460,479	370,460,479

Share-based compensation expenses included are as follows：
Cost of revenues	258	97	551	84
Research and product development	839	287	1,094	168
Sales and marketing	267	132	615	94
General and administrative	5,500	1,626	8,562	1,312
Total	6,864	2,142	10,822	1,658

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Revenues
Packaged tours	1,886,822	302,359	46,339
Others	394,165	147,900	22,667
Net revenues	2,280,987	450,259	69,006
Cost of revenues	(1,200,012)	(237,065)	(36,332)
Gross profit	1,080,975	213,194	32,674

Operating expenses
Research and product development	(303,561)	(100,514)	(15,404)
Sales and marketing	(923,273)	(371,984)	(57,009)
General and administrative	(749,404)	(1,109,340)	(170,014)
Other operating income	24,419	27,849	4,268
Total operating expenses	(1,951,819)	(1,553,989)	(238,159)
Loss from operations	(870,844)	(1,340,795)	(205,485)
Other income/(expenses)
Interest and investment income	156,862	3,526	540
Interest expense	(34,052)	(32,266)	(4,945)
Foreign exchange (losses)/gains, net	(1,131)	18,720	2,869
Other income/(loss), net	18,509	(253)	(39)
Loss before income tax expense	(730,656)	(1,351,068)	(207,060)
Income tax (expense)/benefit	(949)	6,641	1,018
Equity in income of affiliates	2,223	797	122
Net loss	(729,382)	(1,343,630)	(205,920)
Net loss attributable to noncontrolling interests	(35,797)	(35,674)	(5,467)
Net income attributable to redeemable noncontrolling interests	980	-	-
Net loss attributable to Tuniu Corporation	(694,565)	(1,307,956)	(200,453)
Accretion on redeemable noncontrolling interests	(4,634)	-	-
Net loss attributable to ordinary shareholders	(699,199)	(1,307,956)	(200,453)

Net loss	(729,382)	(1,343,630)	(205,920)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	9,705	(18,772)	(2,877)
Comprehensive loss	(719,677)	(1,362,402)	(208,797)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.89)	(3.53)	(0.54)
Net loss per ADS - basic and diluted*	(5.67)	(10.59)	(1.62)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,472,880	370,240,040	370,240,040

Share-based compensation expenses included are as follows：
Cost of revenues	4,006	1,044	160
Research and product development	12,057	4,349	667
Sales and marketing	3,321	1,099	168
General and administrative	42,352	13,972	2,141
Total	61,736	20,464	3,136

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(70,841)	551	-	-	(70,290)

Research and product development	(12,833)	1,094	782	-	(10,957)
Sales and marketing	(113,162)	615	1,710	22,322	(88,515)
General and administrative	(844,759)	8,562	709	-	(835,488)
Other operating income	10,698	-	-	-	10,698
Total operating expenses	(960,056)	10,271	3,201	22,322	(924,262)

Loss from operations	(912,188)	10,822	3,201	22,322	(875,843)

Net loss	(921,778)	10,822	3,201	22,322	(885,433)

Net loss attributable to ordinary shareholders	(901,897)	10,822	3,201	22,322	(865,552)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.43)				(2.34)
Net loss per ADS - basic and diluted	(7.29)				(7.02)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,460,479				370,460,479

	Quarter Ended September 30, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(58,472)	97	-	-	(58,375)

Research and product development	(16,008)	287	782	-	(14,939)
Sales and marketing	(49,869)	132	6,105	-	(43,632)
General and administrative	(69,769)	1,626	709	-	(67,434)
Other operating income	7,803	-	-	-	7,803
Total operating expenses	(127,843)	2,045	7,596		(118,202)

Loss from operations	(62,770)	2,142	7,596	-	(53,032)

Net loss	(62,056)	2,142	7,596	-	(52,318)

Net loss attributable to ordinary shareholders	(56,904)	2,142	7,596	-	(47,166)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.15)				(0.13)
Net loss per ADS - basic and diluted	(0.45)				(0.39)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,298,762				370,298,762

	Quarter Ended December 31, 2019
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(234,623)	258	-	-	(234,365)

Research and product development	(79,038)	839	793	-	(77,406)
Sales and marketing	(239,898)	267	34,649	32,014	(172,968)
General and administrative	(341,487)	5,500	705	-	(335,282)
Other operating income	9,545	-	-	-	9,545
Total operating expenses	(650,878)	6,606	36,147	32,014	(576,111)

Loss from operations	(434,218)	6,864	36,147	32,014	(359,193)

Net loss	(401,431)	6,864	36,147	32,014	(326,406)

Net loss attributable to ordinary shareholders	(367,137)	6,864	36,147	32,014	(292,112)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.99)				(0.79)
Net loss per ADS - basic and diluted	(2.97)				(2.37)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,797,249				369,797,249

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(237,065)	1,044	-	-	(236,021)

Research and product development	(100,514)	4,349	3,279	-	(92,886)
Sales and marketing	(371,984)	1,099	44,780	31,876	(294,229)
General and administrative	(1,109,340)	13,972	2,836	-	(1,092,532)
Other operating income	27,849	-	-	-	27,849
Total operating expenses	(1,553,989)	19,420	50,895	31,876	(1,451,798)

Loss from operations	(1,340,795)	20,464	50,895	31,876	(1,237,560)

Net loss	(1,343,630)	20,464	50,895	31,876	(1,240,395)

Net loss attributable to ordinary shareholders	(1,307,956)	20,464	50,895	31,876	(1,204,721)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(3.53)				(3.25)
Net loss per ADS - basic and diluted	(10.59)				(9.75)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,240,040				370,240,040

	Year Ended December 31, 2019
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(1,200,012)	4,006	-	-	(1,196,006)

Research and product development	(303,561)	12,057	2,332	-	(289,172)
Sales and marketing	(923,273)	3,321	137,882	32,014	(750,056)
General and administrative	(749,404)	42,352	2,816	-	(704,236)
Other operating income	24,419	-	-	-	24,419
Total operating expenses	(1,951,819)	57,730	143,030	32,014	(1,719,045)

Loss from operations	(870,844)	61,736	143,030	32,014	(634,064)

Net loss	(729,382)	61,736	143,030	32,014	(492,602)

Net loss attributable to ordinary shareholders	(699,199)	61,736	143,030	32,014	(462,419)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.89)				(1.25)
Net loss per ADS - basic and diluted	(5.67)				(3.75)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,472,880				369,472,880

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.